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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-53838

Pathmark Charter Corp.
(Exact name of registrant as specified in its charter)

8405 Pulsar Pl Ste 157, Columbus, OH 43240 (614) 468-0198
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001
(Title of each class of securities covered by this Form)

NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	|_|
Rule 12g-4(a)(2)	|_|
Rule 12h-3(b)(1) (i)	|_|
Rule 12h-3(b)(1) (ii)	|_|
Rule 15d-6	|_|

Approximate number of holders of record as of the certification or notice date: 1

Explanatory Note: The purpose of this Amendment No. 1 on Form 15/A is as follows:

1.           To disclose that an error was made in the Form 15 filed on May 3, 2010 which specified the Registrant’s termination of registration of securities under Rule 12g-4 and suspension of duty to file periodic reports under Rule 12h-3.  Invoking Rule12g-4 was in error.  It was only the Registrant’s intention to suspend its duty to file periodic reports under Rule 12h-3.

2.           To withdraw, effective upon filing hereof, the previous filing of the Form 15 filed on May 3, 2010.  The Registrant will continue to submit required filings under the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Pathmark Charter Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 14, 2010	By:	/s/ James B. Wootton
James B. Wootton
President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069(02-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Explanatory Note:  The purpose of this Amendment No. 1 on Form 15/A is as follows:

1.           To disclose that an error was made in the Form 15 filed on May 3, 2010 which specified the Registrant’s termination of registration of securities under Rule 12g-4 and suspension of duty to file periodic reports under Rule 12h-3.  Invoking Rule12g-4 was in error.  It was only the Registrant’s intention to suspend its duty to file periodic reports under Rule 12h-3.

2.           To withdraw, effective upon filing hereof, the previous filing of the Form 15 filed on May 3, 2010.  The Registrant will continue to submit required filings under the Securities Exchange Act of 1934, as amended.